 EXHIBIT 99.1
Fifth Third Bancorp has filed this schedule as the parent holding company of its wholly-owned subsidiary Fifth Third Financial Corporation. Fifth Third Financial Corporation has filed this schedule as the parent holding company of its wholly-owned subsidiary Fifth Third Bank, National Association.

Subsidiary	Item 3 Classification
Fifth Third Bank, National Association	Bank
Fifth Third Financial Corporation, an Ohio corporation	Parent Holding Company